UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

METRO-GOLDWYN-MAYER INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

591610100

(CUSIP Number)

Michael Dominguez

Chairman of the Board

LOC Acquisition Company

 c/o Providence Equity Partners IV L.P.

50 Kennedy Plaza, 18th Floor

Providence, Rhode Island 02903

(401) 751-0103

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Morton A. Pierce, Esq.	Dennis S. Hersch, Esq.	Nicholas P. Saggese, Esq.
Michael J. Aiello, Esq.	Davis Polk & Wardwell	Rick C. Madden, Esq.
Dewey Ballantine LLP	450 Lexington Ave New York, NY 10017	Skadden, Arps, Slate, Meagher & Flom LLP
1301 Avenue of the Americas	(212) 450-4000	300 South Grand Avenue
New York, New York 10019		Los Angeles, California 90071
(212) 259-8000		(213) 697-5000

September 23, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No. 591610100

1.	NAMES OF REPORTING PERSONS: LOC Acquisition Company I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS NOT APPLICABLE
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER None 8. SHARED VOTING POWER 164,049,644 (See Item 5) 9. SOLE DISPOSITIVE POWER None 10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,049,644 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 68.9% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 591610100

1.	NAMES OF REPORTING PERSONS: Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS NOT APPLICABLE
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER None 8. SHARED VOTING POWER 164,174,008 (See Item 5) 9. SOLE DISPOSITIVE POWER None 10. SHARED DISPOSITIVE POWER 124,364 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,174,008 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 68.9% (See Item 5)
14.	TYPE OF REPORTING PERSON BK, HC

CUSIP No. 591610100

1.	NAMES OF REPORTING PERSONS: Providence Equity Partners IV L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS NOT APPLICABLE
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER None 8. SHARED VOTING POWER 164,049,644 (See Item 5) 9. SOLE DISPOSITIVE POWER None 10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,049,644 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 68.9% (See Item 5)
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 591610100

1.	NAMES OF REPORTING PERSONS: TPG Advisors IV, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS NOT APPLICABLE
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER None 8. SHARED VOTING POWER 164,049,644 (See Item 5) 9. SOLE DISPOSITIVE POWER None 10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,049,644 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 68.9% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 591610100

1.	NAMES OF REPORTING PERSONS: Comcast Studio Investments, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS NOT APPLICABLE
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER None 8. SHARED VOTING POWER 164,049,644 (See Item 5) 9. SOLE DISPOSITIVE POWER None 10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,049,644 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 68.9% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 591610100

1.	NAMES OF REPORTING PERSONS: Sony Corporation of America I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS NOT APPLICABLE
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER None 8. SHARED VOTING POWER 164,049,644 (See Item 5) 9. SOLE DISPOSITIVE POWER None 10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,049,644 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 68.9% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer.

Class of Equity Securities:	Common Stock, $0.01 par value per share
Name of Issuer:	Metro-Goldwyn-Mayer Inc., a Delaware corporation (“MGM”)
Address of Issuer’s
Principal Executive Offices:	10250 Constellation Boulevard
Los Angeles, California 90067-6241

Item 2.	Identity and Background.

This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (1) LOC Acquisition Company, a Delaware corporation (“LOC”), (2) Credit Suisse First Boston, a Swiss bank (the “CSFB Bank”), on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the “CSFB business unit”) excluding Asset Management (as defined below) (the “CSFB Reporting Person”), (3) Providence Equity Partners IV, L.P., a Delaware limited partnership (“Providence”), (4) TPG Advisors IV, Inc., a Delaware corporation (“TPG Advisors IV”), (5) Comcast Studio Investments, Inc., a Delaware corporation (“CSI”) and (6) Sony Corporation of America, a New York corporation (“SCA”). The CSFB Bank is filing this statement on behalf of the CSFB Reporting Person in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998). The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto. Information in this Schedule 13D with respect to each of the Reporting Persons is given solely by that particular Reporting Person and none of the other Reporting Persons have any responsibility for the accuracy or completeness of such information.

LOC is a newly formed Delaware corporation incorporated solely to acquire all of the outstanding shares of common stock of MGM (the “Shares”). The DLJ Entities (as defined below), Providence, CSI, SCA and TPG Partners IV, L.P., a Delaware limited partnership (“TPG,” collectively with the DLJ Entities, Providence, CSI, and SCA, the “Equity Investors”), have each committed to purchase certain securities of LOC in connection with the Merger (as defined in Item 3 below).

As noted above, the CSFB Bank is filing on behalf of itself and its subsidiaries, to the extent that they constitute the CSFB business unit excluding Asset Management (as defined below). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management (“Asset Management”). The CSFB Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide.

The CSFB Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. (“CSFBI”), a Delaware corporation. The ultimate parent company of the CSFB Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group (“CSG”), a corporation formed under the laws of Switzerland.

CSFBI owns all of the voting stock of Credit Suisse First Boston (USA), Inc. (“CSFB-USA”), a Delaware corporation and holding company. CSFB-USA is the sole member of Credit Suisse First Boston LLC (“CSFB LLC”), a Delaware limited liability company and a registered broker-dealer that effects trades in many companies, including MGM. CSFB LLC is the successor company of Credit Suisse First Boston Corporation (“CSFBC”), and all references hereinafter to CSFBC shall be deemed to refer to CSFB LLC.

Credit Suisse First Boston Private Equity, Inc., a Delaware corporation holding company (“CSFBPE”), is a wholly-owned subsidiary of CSFB-USA. The principal business of CSFBPE is the management of private equity investments.

CSFBPE is the sole stockholder of DLJ Merchant Banking III, Inc., a Delaware corporation (“MB III Inc.”), and DLJ LBO Plans Management Corporation II, a Delaware corporation (“DLJ LBO”), is a wholly-owned subsidiary of CSFBPE. The principal business of each of MB III Inc. and DLJ LBO is the management of private equity investments.

MB III Inc. is the general partner of DLJ Merchant Banking III, L.P., a Delaware limited partnership (“DLJMB III” and, together with MB III Inc. and DLJ LBO, the “DLJ Managing Entities”). The principal business of DLJMB III is the management of private equity investments.

MB III Inc. also serves as (i) the managing general partner of DLJ Merchant Banking Partners III, L.P. (“MBP LP”), Millennium Partners II, L.P. (“Millennium”) and DLJMB Partners III Gmbh & Co. KG (“DLJ Germany”), and (ii) the advisory general partner of each of DLJ Offshore Partners III, C.V. (“Offshore III”), DLJ Offshore Partners III-1, C.V. (“Offshore III-1”), and DLJ Offshore Partners III-2, C.V. (“Offshore III-2”). Each of MBP LP and Millennium is a Delaware limited partnership. Each of Offshore III, Offshore III-1 and Offshore III-2 is a Netherlands limited partnership. DLJ Germany is a German limited partnership. The principal business of each of MBP LP, Millennium, DLJ Germany, Offshore III, Offshore III-1 and Offshore III-2 is the management of private equity investments.

DLJ LBO is the general partner of MBP III Plan Investors, L.P., a Delaware limited partnership (“MBP III” and, together with MBP LP, Millennium, Offshore III, Offshore III-1, Offshore III-2 and DLJ Germany, the “DLJ Entities”). The principal business of MBP III is the management of private equity investments.

DLJMB III serves as the managing limited partner of DLJ Germany. DLJMB III is also the associate general partner of Offshore III and Offshore III-1 and, together with MB III Inc. (which serves as the advisory general partner of Offshore III and Offshore III-1), participates in making investment decisions for these entities.

Credit Suisse First Boston Capital LLC (“CSFB Capital LLC”) is a Delaware limited liability company. CSFB Capital LLC is an over-the-counter derivatives dealer. Credit Suisse First Boston Capital Holdings, Inc., a wholly-owned subsidiary of CSFB-USA (“CSFB Holdings”), is the sole member of CSFB Capital LLC. CSFB Holdings is a Delaware corporation holding company.

CSG is a global financial services company with three distinct business units. In addition to the CSFB business unit, CSG is comprised of the Credit Suisse business unit (the “Credit Suisse business unit”) and the Winterthur business unit (the “Winterthur business unit”). The Credit Suisse business unit offers global private banking and corporate and retail banking services in Switzerland. The Winterthur business unit provides life and non-life insurance and pension products to private and corporate clients worldwide. CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the CSFB Bank and the CSFB Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management, the Credit Suisse business unit and the Winterthur business unit) may beneficially own Shares and such Shares are not reported in this Statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the CSFB Reporting Person. Each of Asset Management, the Credit Suisse business unit and the Winterthur business unit disclaims beneficial ownership of Shares beneficially owned by the CSFB Reporting Person. The CSFB Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management, the Credit Suisse business unit and the Winterthur business unit.

Providence is a Delaware limited partnership whose principal business is the operation of an investment fund. Providence Equity GP IV L.P. is a Delaware limited partnership (“Providence GP”) and its principal business is to serve as the general partner of Providence. Providence Equity Partners IV L.L.C. is a limited liability company organized under the laws of the State of Delaware (“Providence IV L.L.C.,” and together with Providence GP, the “Providence Managing Entities”) whose principal business is to serve as the general partner of Providence GP.

TPG Advisors IV is a Delaware corporation whose principal business is to serve as general partner of TPG Genpar IV, L.P., a Delaware limited partnership (“TPG Genpar IV, and together with TPG, the “TPG Entities”), whose principal business is to serve as the general partner of TPG and related entities engaged in making investments in securities of public and private companies. TPG is a Delaware limited partnership engaged in making investments in securities of public and private companies.

CSI, a holding company, is a Delaware corporation and wholly owned subsidiary of Comcast Corporation (“Comcast”). Comcast is a Pennsylvania corporation whose principal business is the development, management and operation of broadband cable networks, and the provision of programming content.

SCA is a New York corporation and the U.S. subsidiary of Sony Corporation (“Sony”), a Japanese corporation headquartered in Tokyo. The principal businesses of Sony and its subsidiaries are the manufacture of audio, video, communication and information technology products for the consumer and professional markets, and the motion picture, television, music, and computer games entertainment businesses. Sony’s principal U.S. businesses include Sony Electronics Inc., Sony Pictures Entertainment Inc., Sony Computer Entertainment America Inc. and a 50% interest in Sony BMG Music Entertainment.

The address of the principal office and principal business of LOC is c/o Providence Equity Partners IV L.P., 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903. Set forth on Schedule A-1 hereto, which is incorporated herein by reference, is the name, business address, citizenship and present principal occupation or employment of each of LOC’s directors and executive officers, as of the date hereof (the “LOC Officers and Directors”).

The address of the CSFB Bank’s principal office and business is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the principal office and business of each of the CSFB Reporting Person, CSFBI, CSFB-USA, CSFBPE, CSFB Holdings and CSFB LLC is Eleven Madison Avenue, New York, New York 10010. The address of the principal office and business of each of the DLJ Managing Entities is c/o Credit Suisse First Boston Private Equity, Inc., Eleven Madison Avenue, New York, New York 10010, and the address of the principal office and business of each of the DLJ Entities is c/o DLJ Merchant Banking III, Inc., Eleven Madison Avenue, New York, New York 10010. Set forth on Schedules A-2 to A-10 hereto, which are incorporated herein by reference, is the name, business address, citizenship and present principal occupation or employment of each of the directors and executive officers of each of the CSFB Reporting Person, CSFBI, CSFB-USA, CSFB LLC, CSFB Holdings, CSFB Capital LLC, CSFBPE, MB III Inc. and DLJ LBO (collectively, the “CSFB Entities”), as of the date hereof (the “CSFB Officers and Directors”).

The address of the principal office and business of each of Providence, Providence GP and Providence IV L.L.C. is 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903. Set forth on Schedule A-11 hereto, which is incorporated herein by reference, is the name, business address, citizenship and present principal occupation or employment of each of the managing members of Providence IV L.L.C. (the “Providence Managing Members”).

The address of the principal office and business of TPG, TPG Genpar IV and TPG Advisors IV is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Set forth on Schedule A-12 hereto, which is incorporated herein by reference, is the name, business address, citizenship and present principal occupation or employment of each of the directors and executive officers of TPG Advisors IV, as of the date hereof (the “TPG Advisors IV Officers and Directors”).

The address of the principal office and principal business of CSI is 1201 N. Market Street, Suite 1000, Wilmington, Delaware 19801. Set forth on Schedule A-13 hereto, which is incorporated herein by reference, is the name, business address, citizenship and present principal occupation or employment of each of CSI’s directors and executive officers, as of the date hereof (the “CSI Officers and Directors”). The address of the principal office and principal business of Comcast is 1500 Market Street, Philadelphia, Pennsylvania 19102. Set forth on Schedule A-14 hereto, which is incorporated herein by reference, is the name, business address, citizenship and present principal occupation or employment of each of Comcast’s directors and executive officers, as of the date hereof (the “Comcast Officers and Directors”).

The address of the principal office and principal business of SCA is 550 Madison Avenue, New York, New York 10022. Set forth on Schedule A-15 hereto, which is incorporated herein by reference, is the name, business address, citizenship and present principal occupation or employment of each of SCA’s directors and executive officers, as of the date hereof (the “SCA Officers and Directors”). The address of the principal office and principal business of Sony is 7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan. Set forth on Schedule A-16 hereto, which is incorporated herein by reference, is the name, business address, citizenship and present principal occupation or employment of each of Sony’s directors and executive officers, as of the date hereof (the “Sony Officers and Directors”).

During the past five years, none of (i) the Reporting Persons (ii) to the CSFB Reporting Person’s knowledge, CSFBI, CSFB-USA, CSFB LLC, CSFB Capital LLC, CSFBPE, CSFB Holdings, each of the DLJ Managing Entities and each of the DLJ Entities (collectively, the “CSFB Entities”), (iii) to LOC’s knowledge, the LOC Officers or Directors, (iv) to CSI’s knowledge, the CSI Officers or Directors, (v) to SCA’s knowledge, the SCA Officers or Directors, (vi) to CSI’s knowledge, the Comcast Officers or Directors, (vii) to SCA’s knowledge, the Sony Officers and Directors, (viii) to the CSFB Reporting Person’s knowledge, the CSFB Officers and Directors, (ix) to the knowledge of Providence, the Providence Managing Entities or the Providence Managing Members or (x) to the knowledge of TPG Advisors IV, the TPG Entities and TPG Advisors IV Officers and Directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Except as otherwise provided herein, during the past five years, none of (i) the Reporting Persons (ii) to the CSFB Reporting Person’s knowledge, the CSFB Entities, (iii) to LOC’s knowledge, the LOC Officers or Directors, (iv) to CSI’s knowledge, the CSI Officers or Directors, (v) to SCA’s knowledge, the SCA Officers or Directors, (vi) to CSI’s knowledge, the Comcast Officers or Directors, (vii) to SCA’s knowledge, the Sony Officers and Directors, (viii) to the CSFB Reporting Person’s knowledge, the CSFB Officers and Directors, (ix) to the knowledge of Providence, the Providence Managing Entities or the Providence Managing Members or (x) to the knowledge of TPG Advisors IV, the TPG Entities and TPG Advisors IV Officers and Directors, was a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. (the “NASDR”) and the Securities and Exchange Commission (the “SEC”) resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings (“IPOs”). CSFB-USA was then the sole stockholder of CSFBC.

CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC’s Complaint or the Letter of Acceptance, Waiver and Consent (“AWC”) filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated “hot” IPO shares to certain customers who paid CSFBC a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to such IPO shares.

Under the terms of the coordinated settlement:

•	CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and the NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and the NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

•	CSFBC has adopted and implemented revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and the NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations and enhanced supervisory procedures, which includes the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR’s review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system and (e) require broker-dealers to maintain certain books and records.

The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act

and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor the NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC’s conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

On August 13, 2002, Mr. John A. Ehinger, an executive officer of CSFB-USA and board member of CSFB LLC, without admitting or denying any alleged violation, entered into a settlement with the NASD resolving outstanding investigations of Mr. Ehinger into his alleged failure to supervise with a view toward preventing CSFBC’s violations of NASD Rules 2110, 2330, 2710 and 3110, and Section 17(a) of the Exchange Act and SEC Rule 17a-3 thereunder. Under the terms of the settlement, Mr. Ehinger agreed to (1) the payment of a fine of $200,000, (2) a suspension from associating with a member firm in any and all capacities for 30 calendar days, and (3) a suspension from acting in any supervisory capacity for 30 additional calendar days, such supervisory suspension beginning after the suspension in all capacities had been served.

On October 31, 2003, the U.S. District Court for the Southern District of New York (the “SDNY”) approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the “Global Settlement”). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved an SEC complaint filed on April 28, 2003, in the SDNY. In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The SEC’s complaint also alleged that CSFB LLC engaged in inappropriate “spinning” of “hot” IPO allocations in violation of New York Stock Exchange (“NYSE”) and NASDR rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC’s books and records relating to certain transactions violated the broker-dealer record-keeping provisions of Section 17(a) of the Securities Exchange Act of 1934, NYSE Rules 401, 440 and 476(a)(6) and NASD Conduct Rules 2110 and 3110.

Under the terms of the Global Settlement:

•	CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five year period.

•	CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts’ involvement in investment banking “pitches” and “roadshows,” (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB’s customers and (iv) make its analysts’ historical price targets (among other things) publicly available.

•	CSFB LLC is permanently restrained and enjoined from violating Sections 15(c) and 17(a) of the Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Conduct Rules 2110, 2210, 3010, and 3110, and NYSE Rules 342, 401, 440, 472, and 476.

Other Wall Street firms were subject to similar requirements.

Item 3.	Source and Amount of Funds or Other Consideration.

LOC entered into a Voting and Support Agreement, dated as of September 23, 2004 (the “Voting Agreement”), with Tracinda Corporation and 250 Rodeo, Inc. (collectively, the “Stockholders”). Pursuant to the Voting Agreement, LOC may be deemed to be the beneficial owner of 164,049,644 Shares of which beneficial ownership is expressly disclaimed. LOC and the Stockholders entered into the Voting Agreement in connection with the Agreement and Plan of Merger, dated as of September 23, 2004 (the “Merger Agreement”), by and between LOC and MGM. Pursuant to the Merger Agreement, LOC will merge with and into MGM (the “Merger”), pursuant to which MGM will be the surviving corporation. In the Merger, each Share will be converted into the right to receive $12.00 in cash. The Merger is subject to certain conditions. The descriptions of the Merger Agreement and the Voting Agreement contained herein are qualified in their entirety by reference to such agreements. The Merger Agreement is attached to this Schedule 13D as Exhibit 2, and the Voting Agreement is attached hereto as Exhibit 3 and each are incorporated herein by reference. No Shares were purchased by LOC pursuant to the Voting Agreement and, thus, no funds were used for such purpose.

In the ordinary course of its respective business, each of CSFB LLC and CSFB Capital LLC trades in shares of publicly traded securities, including the Shares. The aggregate consideration (exclusive of commissions) paid by CSFB LLC and CSFB Capital LLC for their acquisitions of the Shares, as described in Item 5, was $1,448,346, consisting of $1,320,819 paid by CSFB LLC and $127,527 paid by CSFB Capital LLC. These Shares acquired by each of CSFB LLC and CSFB Capital LLC are referred to herein as the “Traded Shares.” The funds used by CSFB LLC and CSFB Capital LLC to make these acquisitions, and the acquisitions described in Schedule B attached hereto, came from working capital.

Item 4.	Purpose of Transaction.

The Stockholders agreed to enter into the Voting Agreement to induce LOC to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including, without limitation, the Merger.

Except as otherwise provided herein and other than pursuant to the Merger Agreement and the Voting Agreement, which are incorporated herein by reference, none of (i) the Reporting Persons (ii) to the CSFB Reporting Person’s knowledge, the CSFB Entities, (iii) to LOC’s knowledge, the LOC Officers or Directors, (iv) to CSI’s knowledge, the CSI Officers or Directors, (v) to SCA’s knowledge, the SCA Officers or Directors, (vi) to CSI’s knowledge, the Comcast Officers or Directors, (vii) to SCA’s knowledge, the Sony Officers and Directors, (viii) to the CSFB Reporting Person’s knowledge, the CSFB Officers and Directors, (ix) to the knowledge of Providence, the Providence Managing Entities or the Providence Managing Members or (x) to the knowledge of TPG Advisors IV, the TPG Entities and TPG Advisors IV Officers and Directors, currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities or disposition of securities of MGM; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving MGM or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of MGM or any of its subsidiaries; (d) any change in the present Board of Directors or management of MGM, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of MGM; (f) any other material change in MGM’s business or corporate structure and (g) changes in MGM’s certificate of incorporation, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition of control of MGM by any person.

None of (i) the Reporting Persons (ii) to the CSFB Reporting Person’s knowledge, the CSFB Entities, (iii) to LOC’s knowledge, the LOC Officers or Directors, (iv) to CSI’s knowledge, the CSI Officers or Directors, (v) to SCA’s knowledge, the SCA Officers or Directors, (vi) to CSI’s knowledge, the Comcast Officers or Directors, (vii) to SCA’s knowledge, the Sony Officers and Directors, (viii) to the CSFB Reporting Person’s knowledge, the CSFB Officers and Directors, (ix) to the knowledge of Providence, the Providence Managing Entities or the Providence Managing Members or (x) to the knowledge of TPG Advisors IV, the TPG Entities or the TPG Advisors IV Officers and Directors, currently has any plans or proposals which relate to or would result in any action similar to any of those enumerated above (although LOC and each Equity Investor reserves the right to develop such plans). If the transactions contemplated by the Merger Agreement are consummated, the Shares will be delisted from the New York Stock Exchange and will be deregistered under Section 12(g)(4) of the Exchange Act.

Pursuant to the terms of the Voting Agreement, any Shares or other voting securities of MGM owned by the Stockholders as of the date of the Voting Agreement, as well as any Shares or other voting securities of MGM acquired by the Stockholders after the date of the Voting Agreement and during the term of the Voting Agreement, will be subject to the terms of Voting Agreement (collectively, the “Subject Shares”). Each of LOC and the Equity Investors may be deemed to beneficially own the Subject Shares. Neither the filing of this Schedule 13D, nor any of its contents shall be deemed to constitute an admission by LOC or any of the Equity Investors that it is the beneficial owner of any Shares (including the Subject Shares) and such beneficial ownership thereof is expressly disclaimed.

CSFB LLC acquired 4,795 Shares in order to hedge customer facilitation activity, 2,969 Shares as a part of index arbitrage trading strategies and 105,100 Shares as a part statistical arbitrage trading strategies. CSFB Capital LLC acquired 11,500 Shares in order to hedge customer facilitation activity. Based on general economic conditions existing at the time, each of CSFB LLC and CSFB Capital LLC may consider from time to time various alternative courses of action, including the adjustment of its positions in accordance with ongoing hedging of customer facilitation activity and its index arbitrage and statistical arbitrage trading strategies.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) As a result of the Voting Agreement, LOC may be deemed to be the beneficial owner of the Subject Shares which beneficial ownership is expressly disclaimed. The Subject Shares constitute approximately 68.9% of the issued and outstanding Shares, based on MGM’s representation in the Merger Agreement that there were 238,193,195 Shares issued and outstanding at the close of business on September 17, 2004.

Pursuant to the Voting Agreement, each Stockholder has agreed, among other things, (i) to vote the Subject Shares in favor of adoption and approval of the Merger Agreement and the Transaction (as such term is defined in the Voting Agreement), including each other action, agreement and transaction contemplated by or in furtherance of the Merger Agreement, the Transaction and the Voting Agreement, at every meeting (or in connection with any action by written consent) of the stockholders of MGM at which such matters are considered and at every adjournment or postponement thereof; (ii) to vote the Subject Shares against (A) any Takeover Proposal (as such term is defined in the Merger Agreement), (B) any action, proposal, transaction or agreement which would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of MGM under the Merger Agreement or of any of the Stockholders under the Voting Agreement and (C) the following actions or proposals (except as otherwise agreed to in writing in advance by LOC): (1)(x) other than the transactions contemplated by Section 2.5 of the Merger Agreement, any change in the persons who constitute the board of directors of MGM; (y) except as permitted in the Merger Agreement, any change in the present capitalization of MGM or any amendment of MGM’s amended and restated certificate of incorporation or amended and restated bylaws; or (z) except as permitted by the Merger Agreement, any change in MGM’s corporate structure or business; and (2) any other action, proposal, transaction or agreement that would reasonably be expected to compete with or would reasonably be expected to interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Transaction. Each Stockholder also has agreed not to enter into any agreement, letter of intent, agreement in principle or understanding whatsoever with any Person that would reasonably be expected to violate or conflict or interfere with the provisions of the Voting Agreement or that would reasonably be expected to delay, discourage, adversely affect or inhibit the timely consummation of the Transaction. Further, in connection with the Voting Agreement, each Stockholder has irrevocably appointed LOC and any individual designated by LOC, as such Stockholder’s proxy and attorney-in-fact (with full power of substitution). The rights of an attorney-in-fact, in exercising its rights to vote the Subject Shares as proxy and attorney-in-fact of the Stockholders, are limited to voting the Subject Shares, or granting a consent or approval with respect to the Subject Shares, in the circumstances described in the immediately preceding paragraph. The Stockholders may vote the Subject Shares in all other matters.

Pursuant to the Voting Agreement, the Stockholders also agreed not to (a) directly or indirectly solicit, initiate, propose or take any other action to facilitate any Takeover Proposal (as defined in the Merger Agreement), (b) enter into any agreement, arrangement or understanding with respect to any Takeover Proposal, (c) initiate or participate in any way in negotiations or discussions regarding a Takeover Proposal, (d) furnish or disclose to any third party any information with respect to, or which would be reasonably expected to lead to, any Takeover Proposal, (e) solicit proxies or become a “Participant” in or otherwise assist a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) that would reasonably be expected to compete with or adversely affect the timely consummation of the Merger or result in the termination of, or failure to consummate, the Merger, (f) otherwise encourage or assist any person in taking or planning any action which would reasonably be expected to compete with or adversely affect the timely consummation of the Merger or result in the abandonment or termination of, or failure to consummate, the Merger, (g) directly or indirectly encourage, initiate or cooperate in a stockholders’ vote or action by written consent of MGM’s stockholders that would reasonably be expected to compete with or adversely affect the timely consummation of the merger or result in the termination of, or failure to consummate, the Merger or (h) become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of MGM for any purpose that would reasonably be expected to compete with or adversely affect the timely consummation of the Merger or result in the termination of, or failure to consummate, the merger.

Each Stockholder also agreed not to Transfer (as defined in the Voting Agreement), or enter into any agreement with respect to a Transfer of, any of the Subject Shares or any interest therein. Each Stockholder agreed not to (i) grant any proxies, options or rights of first offer or refusal with respect to any of the Subject Shares, (ii) permit any such shares to become subject to any pledges, liens, preemptive rights, (other than the pledge agreements currently in effect with Bank of America) or (iii) enter into any voting agreement, voting trust or other voting arrangement with respect to any of the Subject Shares. Notwithstanding the foregoing, (x) either Stockholder may take any action derived in the previous two sentences, so long as the other party (a “transferee”) to such Transfer or other arrangement executes the Voting Agreement (or a joinder thereto in a form reasonably satisfactory to LOC) and agrees to be bound by its terms; provided, however, that notwithstanding such transfer or arrangement, such Stockholder shall continue to be liable for any breach by such transferee of its agreements and covenants under the Voting Agreement, and (y) the Stockholders are permitted to (1) amend, extend or otherwise modify their existing credit documents with Bank of America and (2) enter into new credit arrangements replacing or supplementing those documents, provided that such amendment, extension or modification or new credit arrangement, in each case, does not contain provisions that adversely affect the ability of the Stockholders to comply with their obligations under the Voting Agreement other than provisions that are substantially similar to the provisions in the existing credit documents.

The Voting Agreement terminates upon the earlier of (i) the mutual agreement of LOC and each Stockholder, (ii) such date and time as the Merger shall become effective in accordance with the terms of the Merger Agreement, (iii) the termination of the Merger Agreement in accordance with its terms, or (iv) the execution by MGM of any amendment, supplement, waiver or modification to the Merger Agreement that has not previously been approved in writing by each Stockholder.

As of October 1, 2004, the CSFB Reporting Person may be deemed to beneficially own an aggregate of 124,364 Traded Shares, consisting of 112,864 Traded Shares held directly by CSFB LLC and 11,500 Traded Shares held directly by CSFB Capital LLC. The Traded Shares constitute less than 0.1% of the issued and outstanding Shares, based on MGM’s representation in the Merger Agreement that there were 238,193,195 Shares issued and outstanding at the close of business on September 17, 2004. With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Traded Shares, there is shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such Traded Shares among the CSFB Reporting Person, CSFBI, CSFB-USA, CSFB LLC, CSFB Holdings and CSFB Capital LLC. None of the Equity Investors has the power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, the Traded Shares.

Except as otherwise provided herein, neither the filing of this Schedule 13D, nor any of its contents shall be deemed to constitute an admission by LOC, the CSFB Reporting Person, any of the CSFB Entities or any of the other Equity Investors that it or they beneficially own any of the Shares (including the Subject Shares) and such beneficial ownership thereof is expressly disclaimed.

(c) Except as set forth in this Item 5, none of (i) the Reporting Persons (ii) to the CSFB Reporting Person’s knowledge, the CSFB Entities, (iii) to LOC’s knowledge, the LOC Officers or Directors, (iv) to CSI’s knowledge, the CSI Officers or Directors, (v) to SCA’s knowledge, the SCA Officers or Directors, (vi) to CSI’s knowledge, the Comcast Officers or Directors, (vii) to SCA’s knowledge, the Sony Officers and Directors, (viii) to the CSFB Reporting Person’s knowledge, the CSFB Officers and Directors, (ix) to the knowledge of Providence, the Providence Managing Entities or the Providence Managing Members or (x) to the knowledge of TPG Advisors IV, the TPG Entities and TPG Advisors IV Officers and Directors, has effected any transaction in MGM common stock during the past 60 days.

Schedule B, which is incorporated herein by reference, sets forth the transactions in the Traded Shares effected by the CSFB Reporting Person and the CSFB Entities during the period beginning August 3, 2004 and ending on October 1, 2004, inclusive.

(d) Except as otherwise provided herein, none of (i) the Reporting Persons (ii) to the CSFB Reporting Person’s knowledge, the CSFB Entities, (iii) to LOC’s knowledge, the LOC Officers or Directors, (iv) to CSI’s knowledge, the CSI Officers or Directors, (v) to SCA’s knowledge, the SCA Officers or Directors, (vi) to CSI’s knowledge, the Comcast Officers or Directors, (vii) to SCA’s knowledge, the Sony Officers and Directors, (viii) to the CSFB Reporting Person’s knowledge, the CSFB Officers and Directors, (ix) to the knowledge of Providence, the Providence Managing Entities or the Providence Managing Members or (x) to the knowledge of TPG Advisors IV, the TPG Entities and TPG Advisors IV Officers and Directors, has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

No person, other than the CSFB Reporting Person and the CSFB Entities, is known by the CSFB Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Traded Shares beneficially owned by the CSFB Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

SCA and MGM entered into a Deposit Agreement, dated as of September 13, 2004, as amended on September 23, 2004, pursuant to which SCA agreed to pay to MGM a deposit of $150 million (the “Deposit”) and MGM agreed that, subject to the receipt of the Deposit, its management would recommend to MGM’s Board of Directors (the “Board”) that the Board approve and adopt the Merger Agreement. MGM also agreed, in certain limited circumstances, to return the Deposit.

Other than as described in Items 3, 4 and 5 and this Item 6 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of MGM, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of MGM.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name

1.	Joint Filing Agreement, dated October 4, 2004, among the Reporting Persons, relating to the filing of a joint statement on Schedule 13D.

2.	Agreement and Plan of Merger, dated as of September 23, 2004, by and between LOC Acquisition Company and Metro-Goldwyn-Mayer Inc.

3.	Voting and Support Agreement, dated as of September 23, 2004, by and among Tracinda Corporation, 250 Rodeo, Inc. and LOC Acquisition Company.

4.	Deposit Agreement, dated as of September 13, 2004, by and between Sony Corporation of America and Metro-Goldwyn-Mayer Inc.

5.	Amendment No.1 to the Deposit Agreement, dated as of September 23, 2004, by and between Sony Corporation of America and Metro-Goldwyn-Mayer Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2004

LOC ACQUISITION COMPANY

By:	/S/ MICHAEL DOMINGUEZ
Name: Michael Dominguez
Title: Chairman of the Board

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2004

CREDIT SUISSE FIRST BOSTON, on behalf of the CREDIT SUISSE FIRST BOSTON BUSINESS UNIT.

By:	/s/ IVY DODES
Name: Ivy Dodes
Title: Managing Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2004

PROVIDENCE EQUITY PARTNERS IV L.P.

By:	Providence Equity GP IV L.P., its general partner

	By:	Providence Equity Partners IV L.L.C., its general partner

By:	/s/ MICHAEL J. ANGELAKIS
Name: Michael J. Angelakis
Title: Managing Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2004

TPG ADVISORS IV, INC.

By:	/S/ RICHARD A. EKLEBERRY
Name: Richard A. Ekleberry
Title: Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2004

COMCAST STUDIO INVESTMENTS, INC.

By:	/S/ JAMES P. MCCUE
Name: James P. McCue
Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2004

SONY CORPORATION OF AMERICA

By:	/S/ STEVEN E. KOBER
Name: Steven E. Kober
Title: Senior Vice President and Controller

EXHIBIT INDEX

Exhibit Number	Exhibit Name
1.	Joint Filing Agreement, dated October 4, 2004, among the Reporting Persons, relating to the filing of a joint statement on Schedule 13D.

2.	Agreement and Plan of Merger, dated as of September 23, 2004, by and between LOC Acquisition Company and Metro-Goldwyn-Mayer Inc.

3.	Voting and Support Agreement, dated as of September 23, 2004, by and among Tracinda Corporation, 250 Rodeo, Inc. and LOC Acquisition Company.

4.	Deposit Agreement, dated as of September 13, 2004 (amended as of September 23, 2004) by and between Sony Corporation of America and Metro-Goldwyn-Mayer Inc.

5.	Amendment No.1 to the Deposit Agreement, dated as of September 23, 2004, by and between Sony Corporation of America and Metro-Goldwyn-Mayer Inc.

SCHEDULE A-1

The following is a list of the directors and executive officers of LOC Acquisition Company, setting forth the residence or business address and present principal occupation or employment for each such person. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

Name	Residence or Business Address	Present Principal Occupation
Michael Dominguez	Providence Equity Partners 50 Kennedy Plaza, 18th Floor Providence, Rhode Island 02903	Chairman of the Board

Carrie Wheeler	Texas Pacific Group 345 California Street, Suite 3300 San Francisco, California 94104	President

Michael Angelakis	Providence Equity Partners 50 Kennedy Plaza, 18th Floor Providence, Rhode Island 02903	Chief Executive Officer

Jason Mozingo	DLJ Merchant Banking III, Inc. 11 Madison Avenue New York, New York 10010	Secretary and Treasurer

SCHEDULE A-2

The following is a list of each director and executive officer of CSFB Reporting Person, setting forth the residence or business address, present principal occupation or employment and citizenship for each such person.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer of CSFB	United States

Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Chairman and Chief Executive Officer of the Asia-Pacific Region	United States

Christopher Carter	Eleven Madison Avenue New York, NY 10010 USA	Chairman of CSFB Europe and Global Investment Banking	Great Britain

Michael W. Clark	Eleven Madison Avenue New York, NY 10010 USA	Global Head of Proprietary Trading	United States

Ernesto Cruz	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Equity Capital Markets	United States

Jack J. DiMaio, Jr.	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer of Alternative Investments	United States

Brian Finn	Eleven Madison Avenue New York, NY 10010 USA	Co-President, Institutional Securities	United States

Bennett J. Goodman	Eleven Madison Avenue New York, NY 10010 USA	Chairman and Managing Partner of Alternative Capital Division	United States

James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Fixed Income Division	United States

Michael E. Kenneally	Eleven Madison Avenue New York, NY 10010 USA	Chairman and Global Chief Executive Officer of CSAM	United States

James E. Kreitman	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Equity Division	United States

Name	Business Address	Title	Citizenship
Christopher Lawrence	Eleven Madison Avenue New York, NY 10010 USA	Vice Chairman, Chief Strategic Officer of CSG and Special Advisor to CSFB	United States

James H. Leigh-Pemberton	Eleven Madison Avenue New York, NY 10010 USA	Chairman of European Investment Banking	Great Britain

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Executive Vice Chairman and Global General Counsel	United States

Robert S. Murley	Eleven Madison Avenue New York, NY 10010 USA	Vice Chairman of CSFB and Chairman of Investment Banking for the Americas	United States

Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Technology, Operations and Product Control	United States

Adebayo Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Executive Vice Chairman and Chief Client Officer	Nigeria

Joanne Pace	Eleven Madison Avenue New York, NY 10010 USA	Global Head of Human Resources	United States

Trevor Price	Eleven Madison Avenue New York, NY 10010 USA	European Head of Fixed Income and Global Head of Developed Markets Rates	Great Britain

Jeffrey H. Salzman	Eleven Madison Avenue New York, NY 10010 USA	Global Head of Private Client Services	United States

Richard Edward Thornburgh	Eleven Madison Avenue New York, NY 10010 USA	Executive Vice Chairman of Executive Board	United States

Jerry Wood	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Fixed Income Division	United States

SCHEDULE A-3

The following is a list of each director and executive officer of Credit Suisse First Boston, Inc., setting forth the residence or business address, present principal occupation or employment and citizenship for each such person.

Name	Business Address	Title	Citizenship
Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	Board Member, President and Chief Executive Officer	United States

Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

Frank J. DeCongelio	Eleven Madison Avenue New York, NY 10010 USA	Bank Account Officer	United States

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

Robert C. O’Brien	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Chief Credit Officer	United States

Adebayo O. Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	Nigeria

Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Name	Business Address	Title	Citizenship
Jeffrey H. Salzman	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States

Paul C. Wirth	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Chief Accounting Officer and Controller	United States

SCHEDULE A-4

The following is a list of each director and executive officer of Credit Suisse First Boston (USA), Inc, setting forth the residence or business address, present principal occupation or employment and citizenship for each such person.

Name	Business Address	Title	Citizenship
Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States

Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

Peter E. Calamari	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Frank J. DeCongelio	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

John A. Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Andrew B. Federbusch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

James E. Kreitman	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Name	Business Address	Title	Citizenship
Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

Robert C. O’Brien	Eleven Madison Avenue New York, NY 10010 USA	Chief Credit Officer	United States

Adebayo O. Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	Nigeria

Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Jeffrey H. Salzman	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States

Paul C. Wirth	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States

Jerome C. Wood	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

SCHEDULE A-5

The following is a list of the managing members of Credit Suisse First Boston LLC, setting forth the residence or business address, present principal occupation or employment and citizenship for each such person.

Name	Business Address	Title	Citizenship
Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	Board Member, President and Chief Executive Officer	United States

John A. Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Jerome C. Wood	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Frank J. DeCongelio	Eleven Madison Avenue New York, NY 10010 USA	Managing Director, Head of Operations and Bank Account Officer	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

SCHEDULE A-6

The following is a list of each director and executive officer of Credit Suisse First Boston Capital Holdings, Inc., setting forth the residence or business address, present principal occupation or employment and citizenship for each such person.

Name	Business Address	Title	Citizenship
Simon D. Yates	Eleven Madison Avenue New York, NY 10010 USA	Chairman, Chief Executive Officer, and Board Member	United States

Matthew Zames	Eleven Madison Avenue New York, NY 10010 USA	President and Board Member	United States

D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States

Robert E. Griffith	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States

Philip S. Vasan	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States

Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States

Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

SCHEDULE A-7

The following is a list of the managing members of Credit Suisse First Boston Capital LLC, setting forth the residence or business address, present principal occupation or employment and citizenship for each such person.

Name	Business Address	Title	Citizenship
Simon D. Yates	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer, Chairman and Board Member	United States

John F. Clark	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer and Board Member	United States

Matthew Zames	Eleven Madison Avenue New York, NY 10010 USA	President and Board Member	United States

Supid V. Thakor	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States

Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States

Frank J. DeCongelio	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Bank Account Officer	United States

David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Robert A. Klugman	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Thomas O’Mara	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Ted Wong	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Stephen L. Roti	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Shawn J. Sullivan	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Philip S. Vasan	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Thaddeus J. Walkowicz	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Timothy D. Bock	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Michael V. Crooks	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Andrew D. Federbusch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Robert E. Griffith	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Grace Koo	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Lee Mallett	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Jason P. Manske	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Jon T. McConaughty	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Lewis Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

SCHEDULE A-8

The following is a list of each director and executive officer of Credit Suisse First Boston Private Equity, Inc., setting forth the residence or business address, present principal occupation or employment and citizenship for each such person.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer and Board Member	United States

Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States

Nicole Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Chief Operations Officer – Funds Management and Board Member	United States

Kenneth J. Lohsen	Eleven Madison Avenue New York, NY 10010 USA	Controller	United States

Frank J. DeCongelio	Eleven Madison Avenue New York, NY 10010 USA	Bank Account Officer	United States

Bennett J. Goodman	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

SCHEDULE A-9

The following is a list of each director and executive officer of DLJ Merchant Banking III, Inc., setting forth the residence or business address, present principal occupation or employment and citizenship for each such person.

Name	Business Address	Title	Citizenship
Thompson Dean	Eleven Madison Avenue New York, NY 10010 USA	Managing Partner and Board Member	United States

Nicole Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States

Carlos Garcia	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	Argentina

Susan Schnabel	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Colin A. Taylor	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

SCHEDULE A-10

The following is a list of each director and executive officer of DLJ LBO Plans Management Corporation II, setting forth the residence or business address, present principal occupation or employment and citizenship for each such person.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	President and Board Member	United States

Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Senior Vice President and Board Member	United States

Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

SCHEDULE A-11

The following is a list of the managing members of Providence Equity Partners IV L.L.C., setting forth the residence or business address and present principal occupation or employment for each such person. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

Name	Residence or Business Address	Present Principal Occupation

Jonathan M. Nelson	Providence Equity Partners 50 Kennedy Plaza, 18th Floor Providence, Rhode Island 02903	Chief Executive Officer

Glenn M. Creamer	Providence Equity Partners 50 Kennedy Plaza, 18th Floor Providence, Rhode Island 02903	Senior Managing Director

Paul J. Salem	Providence Equity Partners 50 Kennedy Plaza, 18th Floor Providence, Rhode Island 02903	Senior Managing Director

SCHEDULE A-12

The following is a list of the directors and executive officers of TPG Advisors IV, Inc., setting forth the residence or business address and present principal occupation or employment for each such person. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

Name	Residence or Business Address	Present Principal Occupation

David Bonderman	c/o Texas Pacific Group 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102	Chairman of the Board, President

James G. Coulter	c/o Texas Pacific Group 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102	Director, Executive Vice President

William S. Price, III	c/o Texas Pacific Group 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102	Director, Executive Vice President

James J. O’Brien	c/o Texas Pacific Group 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102	Vice President, Treasurer

Richard A. Ekleberry	c/o Texas Pacific Group 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102	Vice President, Secretary

Thomas E. Reinhart	c/o Texas Pacific Group 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102	Vice President

John E. Viola	c/o Texas Pacific Group 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102	Vice President

Linda G. Rogenski	c/o Texas Pacific Group 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102	Assistant Secretary

S. Michelle Reese	c/o Texas Pacific Group 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102	Assistant Secretary

SCHEDULE A-13

The following is a list of the directors and executive officers of Comcast Studio Investments, Inc., setting forth the residence or business address and present principal occupation or employment for each such person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with CSI and each individual is a United States citizen.

Name	Residence or Business Address	Present Principal Occupation

James P. McCue	Comcast Studio Investments, Inc. 1201 N. Market Street, Suite 1000 Wilmington, DE 19801	President and Director

C. Stephen Backstrom	Comcast Studio Investments, Inc. 1201 N. Market Street, Suite 1000 Wilmington, DE 19801	Vice President, Treasurer, Assistant Secretary and Director.

William E. Dordelman	Comcast Studio Investments, Inc. 1201 N. Market Street, Suite 1000 Wilmington, DE 19801	Vice President, Assistant Treasurer, Secretary and Director

Rosemarie S. Teta	Comcast Studio Investments, Inc. 1201 N. Market Street, Suite 1000 Wilmington, DE 19801	Vice President, Assistant Treasurer, Assistant Secretary and Director

Sandra W. Crowell	Comcast Studio Investments, Inc. 1201 N. Market Street, Suite 1000 Wilmington, DE 19801	Assistant Treasurer, Assistant Secretary and Director

SCHEDULE A-14

The following is a list of the directors and executive officers of Comcast Corporation, setting forth the residence or business address and present principal occupation or employment for each such person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with Comcast and each individual is a United States citizen.

Name	Residence or Business Address	Present Principal Occupation

Ralph J. Roberts*	Comcast Corporation 1500 Market Street Philadelphia, PA 19102	Chairman of the Executive and Finance Committee of the Board of Directors

Brian L. Roberts*	Comcast Corporation 1500 Market Street Philadelphia, PA 19102	President, Chief Executive Officer and Chairman of the Board

Julian A. Brodsky*	Comcast Corporation 1500 Market Street Philadelphia, PA 19102	Non-Executive Vice Chairman of the Board

Lawrence S. Smith	Comcast Corporation 1500 Market Street Philadelphia, PA 19102	Executive Vice President and Co-Chief Financial Officer

John R. Alchin (Citizen of Australia)	Comcast Corporation 1500 Market Street Philadelphia, PA 19102	Executive Vice President, Co-Chief Financial Officer and Treasurer

Stephen B. Burke	Comcast Corporation 1500 Market Street Philadelphia, PA 19102	Executive Vice President and Chief Operating Officer

David L. Cohen	Comcast Corporation 1500 Market Street Philadelphia, PA 19102	Executive Vice President and Assistant Secretary

Arthur R. Block	Comcast Corporation 1500 Market Street Philadelphia, PA 19102	Senior Vice President, General Counsel and Secretary

Lawrence J. Salva	Comcast Corporation 1500 Market Street Philadelphia, PA 19102	Senior Vice President, Chief Accounting Officer and Controller

C. Michael Armstrong*	699 Hollow Tree Ridge Road Darien, CT 06820	Visiting professor at the Massachusetts Institute of Technology

Sheldon M. Bonovitz*	Duane Morris LLP 4200 One Liberty Place Philadelphia, PA 19103	Chairman and Chief Executive Officer of Duane Morris LLP

Joseph L. Castle, II*	Castle Energy Corporation One Radnor Corporate Center Suite 250 100 Matsonford Road Radnor, PA 19087	Chairman and Chief Executive Officer of Castle Energy Corporation

Name	Residence or Business Address	Present Principal Occupation

Kenneth J. Bacon*	Fannie Mae 3900 Wisconsin Ave., NW Washington, DC 20016	Senior Vice President of Fannie Mae

J. Michael Cook*	980 Lake Avenue Greenwich, CT 06831	Retired Chairman and CEO of Deloitte & Touche LLP

Dr. Judith Rodin*	3101 Walnut Street Philadelphia, PA 19014-6289	President Emerita and Fox Leadership Professor of the University of Pennsylvania and President-elect of The Rockefeller Foundation

S. Decker Anstrom*	Landmark Communications, Inc. 150 W. Brambleton Ave. Norfolk, VA 23510	President and CEO of Landmark Communications, Inc.

Michael I. Sovern*	Sotheby’s Holdings, Inc. 1334 York Avenue New York, NY 10021	Chairman of Sotheby’s Holdings, Inc.

* Director

SCHEDULE A-15

The following is a list of the directors and executive officers of Sony Corporation of America, setting forth the residence or business address and present principal occupation or employment for each such person. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

Name	Business Address	Title

Nobuyuki Idei (Citizen of Japan)	7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan	Director and Chairman of the Board of SCA and Chairman and Group Chief Executive Officer, Representative Corporate Executive Officer of Sony Corporation

Kunitake Ando (Citizen of Japan)	7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan	Director of SCA and President and Global Hub President, Representative Corporate Executive Officer, Officer in charge of Personal Solutions Business Group of Sony Corporation

Katsumi Ihara (Citizen of Japan)	7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan	Director of SCA and Executive Deputy President, Group Chief Strategy Officer and Chief Financial Officer of Sony Corporation

Yasunori Kirihara (Citizen of Japan)	7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan	Director of SCA and Senior Vice President, Officer in charge of Corporate Human Resources

Ken Kutaragi (Citizen of Japan)	7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan	Executive Deputy President, Chief Operating Officer in charge of Game Business Group, Home Electronics Network Company, Semiconductor Solutions Network Company, Corporate Executive Officer, NC President, Semiconductor Solutions Network Company

Teruo Masaki (Citizen of Japan)	7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan	Executive Deputy President and Group General Counsel, Corporate Executive Officer

Howard Stringer	550 Madison Avenue New York, New York 10022	Director, Chairman and Chief Executive Officer; President

Nicole K. Seligman	550 Madison Avenue New York, New York 10022	Executive Vice President, General Counsel and Secretary

Robert S. Wiesenthal	550 Madison Avenue New York, New York 10022	Executive Vice President and Chief Financial Officer

Philip R. Wiser	550 Madison Avenue New York, New York 10022	Chief Technology Officer

Name	Business Address	Title

Kunitaka Fujita (Citizen of Japan)	550 Madison Avenue New York, New York 10022	Senior Vice President, Human Resources

Timothy Baxter	550 Madison Avenue New York, New York 10022	Senior Vice President, Strategic Marketing

Emily Susskind	550 Madison Avenue New York, New York 10022	Executive Vice President

Mary Jo V. Green	550 Madison Avenue New York, New York 10022	Senior Vice President and Treasurer

Karen L. Halby	550 Madison Avenue New York, New York 10022	Senior Vice President

Steven E. Kober	550 Madison Avenue New York, New York 10022	Senior Vice President and Controller

SCHEDULE A-16

The following is a list of the directors and executive officers of Sony Corporation, setting forth the residence or business address, country of citizenship and present principal occupation or employment for each such person.

Name	Residence or Business Address	Country of Citizenship	Present Principal Occupation

Nobuyuki Idei	7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan	Japan	Director and Chairman and Group Chief Executive Officer, Representative Corporate Executive Officer

Kunitake Ando	7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan	Japan	Director and President and Global Hub President, Representative Corporate Executive Officer, Officer in charge of Personal Solutions Business Group

Teruo Masaki	7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan	Japan	Director and Executive Deputy President and Group General Counsel, Corporate Executive Officer

Howard Stringer	550 Madison Avenue New York, New York 10022	United States	Director and Vice Chairman and Sony Group Americas Representative, Chief Operating Officer in charge of Entertainment Business Group, Corporate Executive Officer, Sony Corporation, Chairman and Chief Executive Officer, Sony Corporation of America, Chairman, Sony Electronics Inc.

Ken Kutaragi	7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan	Japan	Director and Executive Deputy President, Chief Operating Officer in charge of Game Business Group, Home Electronics Network Company, Semiconductor Solutions Network Company, Corporate Executive Officer, NC President, Semiconductor Solutions Network Company

Teruhisa Tokunaka	7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan	Japan	Director and President, Representative Director, Sony Financial Holdings Inc.

Göran Lindahl	7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan	Switzerland	Chairman, Nanomix Inc. and Director of Sony Corporation

Name	Residence or Business Address	Country of Citizenship	Present Principal Occupation

Akihisa Ohnishi	7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan	Japan	Director

Iwao Nakatani	7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan	Japan	Director of Research, UFJ Institute Ltd., President of Tama University and Director of Sony Corporation

Akishige Okada	7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan	Japan	Chairman of the Board (Representative Director), Sumitomo Mitsui Financial Group and Director of Sony Corporation

Hirobumi Kawano	7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan	Japan	Senior Vice President, JFE Steel Corporation and Director of Sony Corporation

Yotaro Kobayashi	7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan	Japan	Chairman of the Board, Fuji Xerox Co., Ltd. and Director of Sony Corporation

Carlos Ghosn	7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan	Brazil	President and Chief Executive Officer, Nissan Motor Co., Ltd. and Director of Sony Corporation

Sakie T. Fukushima	7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan	Japan	Representative Director & Regional Managing Director—Japan and Member, Board of Directors, Korn/Ferry International and Director of Sony Corporation

Yoshihiko Miyauchi	7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan	Japan	Director, Representative Executive Officer, Chairman and Chief Executive Officer, ORIX Corporation and Director of Sony Corporation

Yoshiaki Yamauchi	7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan	Japan	Deputy President, ARI Research Institute and Director of Sony Corporation

Shizuo Takashino	7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan	Japan	Executive Deputy President and Chief Operating Officer in charge of IT & Mobile Solutions Network Company and Professional Solutions Network Company

Katsumi Ihara	7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan	Japan	Executive Deputy President, Group Chief Strategy Officer and Chief Financial Officer

Name	Residence or Business Address	Country of Citizenship	Present Principal Occupation

Ryoji Chubachi	7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan	Japan	Executive Deputy President and Chief Operating Officer in charge of Micro Systems Network Company and EMCS, NC President, Micro Systems Network Company

Keiji Kimura	7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan	Japan	Senior Executive Vice President, NC President, IT & Mobile Solutions Network Company

Tsutomu Niimura	7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan	Japan	Executive Vice President, NC President, Home Electronics Network Company

Fujio Nishida	7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan	Japan	Executive Vice President, Officer in charge of Marketing and Corporate Communications

Takao Yuhara	7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan	Japan	Senior Vice President, Officer in charge of Finance and Investor Relations

Nobuyuki Oneda	7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan	Japan	Senior Vice President, Officer in charge of Transformation 60, Corporate Planning & Control, Accounting and Information Systems

Yasunori Kirihara	7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan	Japan	Senior Vice President, Officer in charge of Corporate Human Resources

Nicole K. Seligman	550 Madison Avenue New York, New York 10022	United States	Group Deputy General Counsel, Sony Corporation, Executive Vice President, General Counsel and Secretary, Sony Corporation of America

SCHEDULE B

The following table lists all trades effected by CSFB LLC and CSFB Capital LLC in the Traded Shares between August 3, 2004 and October 1, 2004, inclusive.

The following trades were effected in ordinary trading on the New York Stock Exchange.

TRADE DATE	BUY (“B”)/SELL (“S”)	QUANTITY	PRICE	ENTITY
8/3/2004	S	300	12.10	CSFB LLC
8/3/2004	B	3,700	12.15	CSFB LLC
8/3/2004	S	3,200	12.15	CSFB LLC
8/3/2004	S	3,400	12.10	CSFB LLC
8/3/2004	B	200	12.13	CSFB LLC
8/3/2004	B	400	12.12	CSFB LLC
8/3/2004	S	100	12.10	CSFB LLC
8/3/2004	S	100	12.09	CSFB LLC
8/3/2004	S	100	12.07	CSFB LLC
8/3/2004	S	3,900	12.10	CSFB CAPITAL LLC
8/4/2004	S	200	12.00	CSFB LLC
8/4/2004	B	300	11.95	CSFB LLC
8/4/2004	S	1,300	11.92	CSFB LLC
8/4/2004	S	200	12.03	CSFB LLC
8/4/2004	B	300	12.03	CSFB LLC
8/4/2004	S	300	11.99	CSFB LLC
8/4/2004	S	9,900	11.96	CSFB LLC
8/4/2004	B	500	12.05	CSFB LLC
8/4/2004	S	1,000	12.04	CSFB LLC
8/4/2004	S	1,800	11.99	CSFB LLC
8/4/2004	S	100	12.06	CSFB LLC
8/4/2004	S	11,600	11.96	CSFB CAPITAL LLC
8/5/2004	S	8,800	11.86	CSFB LLC
8/5/2004	B	1,643	11.88	CSFB LLC
8/5/2004	S	500	11.93	CSFB LLC
8/5/2004	B	1,000	11.92	CSFB LLC
8/5/2004	S	900	11.83	CSFB LLC
8/5/2004	B	200	11.86	CSFB LLC

TRADE DATE	BUY (“B”)/SELL (“S”)	QUANTITY	PRICE	ENTITY
8/5/2004	S	1,000	11.90	CSFB LLC
8/5/2004	S	100	11.99	CSFB LLC
8/5/2004	B	100	11.83	CSFB LLC
8/5/2004	S	100	11.98	CSFB LLC
8/5/2004	B	757	11.80	CSFB LLC
8/5/2004	S	10,300	11.86	CSFB CAPITAL LLC
8/6/2004	S	8,800	11.75	CSFB LLC
8/6/2004	B	1,800	11.74	CSFB LLC
8/6/2004	B	500	11.80	CSFB LLC
8/6/2004	B	800	11.76	CSFB LLC
8/6/2004	S	200	11.75	CSFB LLC
8/6/2004	B	1,000	11.78	CSFB LLC
8/6/2004	S	600	11.75	CSFB LLC
8/6/2004	S	800	11.76	CSFB LLC
8/6/2004	S	100	11.74	CSFB LLC
8/6/2004	B	600	11.80	CSFB LLC
8/6/2004	S	100	11.75	CSFB LLC
8/6/2004	S	100	11.73	CSFB LLC
8/6/2004	S	10,500	11.75	CSFB CAPITAL LLC
8/9/2004	B	600	11.63	CSFB LLC
8/9/2004	S	1,300	11.71	CSFB LLC
8/9/2004	B	800	11.70	CSFB LLC
8/9/2004	S	400	11.68	CSFB LLC
8/9/2004	B	1,200	11.67	CSFB LLC
8/9/2004	B	200	11.65	CSFB LLC
8/9/2004	S	3,400	11.64	CSFB LLC
8/9/2004	B	200	11.72	CSFB LLC
8/9/2004	S	4,400	11.65	CSFB CAPITAL LLC
8/10/2004	B	200	11.74	CSFB LLC
8/10/2004	B	400	11.69	CSFB LLC
8/10/2004	B	300	11.66	CSFB LLC
8/10/2004	B	300	11.71	CSFB LLC
8/10/2004	S	4,700	11.67	CSFB LLC
8/10/2004	S	500	11.66	CSFB LLC
8/10/2004	B	500	11.68	CSFB LLC
8/10/2004	S	200	11.66	CSFB LLC
8/10/2004	S	5,800	11.66	CSFB CAPITAL LLC
8/11/2004	S	600	11.53	CSFB LLC
8/11/2004	B	900	11.58	CSFB LLC
8/11/2004	B	1,200	11.55	CSFB LLC
8/11/2004	B	500	11.58	CSFB LLC
8/11/2004	S	600	11.60	CSFB LLC
8/11/2004	B	700	11.60	CSFB LLC
8/11/2004	B	200	11.60	CSFB LLC
8/11/2004	S	6,700	11.60	CSFB LLC
8/11/2004	S	1,000	11.51	CSFB LLC

TRADE DATE	BUY (“B”)/SELL (“S”)	QUANTITY	PRICE	ENTITY
8/11/2004	S	100	11.55	CSFB LLC
8/11/2004	B	100	11.60	CSFB LLC
8/11/2004	B	100	11.61	CSFB LLC
8/11/2004	B	1,000	11.49	CSFB LLC
8/11/2004	S	7,300	11.60	CSFB CAPITAL LLC
8/12/2004	S	1,000	11.60	CSFB LLC
8/12/2004	S	6,500	11.60	CSFB LLC
8/12/2004	B	2,200	11.59	CSFB LLC
8/12/2004	S	500	11.60	CSFB LLC
8/12/2004	S	1,000	11.60	CSFB LLC
8/12/2004	S	600	11.61	CSFB LLC
8/12/2004	S	300	11.60	CSFB LLC
8/12/2004	S	500	11.60	CSFB LLC
8/12/2004	B	200	11.60	CSFB LLC
8/12/2004	S	7,100	11.61	CSFB CAPITAL LLC
8/13/2004	B	1,000	11.59	CSFB LLC
8/13/2004	S	400	11.54	CSFB LLC
8/13/2004	B	200	11.54	CSFB LLC
8/13/2004	S	500	11.52	CSFB LLC
8/13/2004	S	2,400	11.55	CSFB LLC
8/13/2004	S	7,300	11.53	CSFB LLC
8/13/2004	S	400	11.56	CSFB LLC
8/13/2004	S	400	11.52	CSFB LLC
8/13/2004	S	300	11.53	CSFB LLC
8/13/2004	S	7,800	11.52	CSFB CAPITAL LLC
8/16/2004	B	1,100	11.45	CSFB LLC
8/16/2004	S	1,500	11.43	CSFB LLC
8/16/2004	S	900	11.43	CSFB LLC
8/16/2004	B	1,700	11.44	CSFB LLC
8/16/2004	B	1,500	11.48	CSFB LLC
8/16/2004	S	400	11.45	CSFB LLC
8/16/2004	S	6,300	11.44	CSFB LLC
8/16/2004	S	500	11.43	CSFB LLC
8/16/2004	S	100	11.46	CSFB LLC
8/16/2004	B	200	11.42	CSFB LLC
8/16/2004	B	100	11.40	CSFB LLC
8/16/2004	S	7,200	11.44	CSFB CAPITAL LLC
8/17/2004	B	200	11.42	CSFB LLC
8/17/2004	B	3,400	11.42	CSFB LLC
8/17/2004	B	800	11.44	CSFB LLC
8/17/2004	B	200	11.44	CSFB LLC
8/17/2004	S	300	11.41	CSFB LLC
8/17/2004	S	5,400	11.44	CSFB LLC
8/17/2004	B	300	11.44	CSFB LLC
8/17/2004	B	1,100	11.43	CSFB LLC
8/17/2004	B	500	11.43	CSFB LLC

TRADE DATE	BUY (“B”)/SELL (“S”)	QUANTITY	PRICE	ENTITY
8/17/2004	S	6,300	11.44	CSFB CAPITAL LLC
8/18/2004	B	2,100	11.47	CSFB LLC
8/18/2004	S	600	11.40	CSFB LLC
8/18/2004	B	700	11.35	CSFB LLC
8/18/2004	S	400	11.46	CSFB LLC
8/18/2004	S	1,600	11.45	CSFB LLC
8/18/2004	S	500	11.47	CSFB LLC
8/18/2004	S	6,100	11.47	CSFB LLC
8/18/2004	S	400	11.35	CSFB LLC
8/18/2004	S	100	11.42	CSFB LLC
8/18/2004	B	500	11.46	CSFB LLC
8/18/2004	B	500	11.48	CSFB LLC
8/18/2004	B	200	11.50	CSFB LLC
8/18/2004	B	100	11.45	CSFB LLC
8/18/2004	S	100	11.41	CSFB LLC
8/18/2004	B	300	11.45	CSFB LLC
8/18/2004	S	7,500	11.46	CSFB CAPITAL LLC
8/19/2004	B	1,000	11.42	CSFB LLC
8/19/2004	B	400	11.36	CSFB LLC
8/19/2004	S	1,000	11.38	CSFB LLC
8/19/2004	B	3,600	11.37	CSFB LLC
8/19/2004	S	1,400	11.35	CSFB LLC
8/19/2004	S	5,800	11.36	CSFB LLC
8/19/2004	B	300	11.40	CSFB LLC
8/19/2004	B	500	11.40	CSFB LLC
8/19/2004	B	600	11.36	CSFB LLC
8/19/2004	S	7,200	11.35	CSFB CAPITAL LLC
8/20/2004	S	1,000	11.37	CSFB LLC
8/20/2004	B	600	11.37	CSFB LLC
8/20/2004	B	200	11.36	CSFB LLC
8/20/2004	S	4,400	11.36	CSFB LLC
8/20/2004	S	500	11.38	CSFB LLC
8/20/2004	B	4,300	11.36	CSFB LLC
8/20/2004	B	700	11.35	CSFB LLC
8/20/2004	B	900	11.37	CSFB LLC
8/20/2004	B	600	11.37	CSFB LLC
8/20/2004	B	400	11.38	CSFB LLC
8/20/2004	B	500	11.35	CSFB LLC
8/20/2004	B	500	11.31	CSFB LLC
8/20/2004	B	100	11.38	CSFB LLC
8/20/2004	S	100	11.34	CSFB LLC
8/20/2004	B	100	11.35	CSFB LLC
8/20/2004	B	100	11.35	CSFB LLC
8/20/2004	B	1,000	11.37	CSFB LLC
8/20/2004	S	4,500	11.36	CSFB CAPITAL LLC
8/23/2004	S	1,800	11.71	CSFB LLC

TRADE DATE	BUY (“B”)/SELL (“S”)	QUANTITY	PRICE	ENTITY
8/23/2004	B	2,000	11.79	CSFB LLC
8/23/2004	B	400	11.60	CSFB LLC
8/23/2004	B	500	11.72	CSFB LLC
8/23/2004	B	3,000	11.75	CSFB LLC
8/23/2004	S	7,800	11.61	CSFB LLC
8/23/2004	B	2,443	11.61	CSFB LLC
8/23/2004	B	1,600	11.72	CSFB LLC
8/23/2004	S	600	11.56	CSFB LLC
8/23/2004	B	100	11.87	CSFB LLC
8/23/2004	B	757	11.61	CSFB LLC
8/23/2004	B	100	11.45	CSFB LLC
8/23/2004	B	1,800	11.71	CSFB LLC
8/23/2004	S	8,400	11.60	CSFB CAPITAL LLC
8/24/2004	B	500	11.53	CSFB LLC
8/24/2004	S	4,000	11.49	CSFB LLC
8/24/2004	S	300	11.49	CSFB LLC
8/24/2004	S	200	11.48	CSFB LLC
8/24/2004	S	200	11.49	CSFB LLC
8/24/2004	S	200	11.49	CSFB LLC
8/24/2004	B	28	11.49	CSFB LLC
8/24/2004	B	100	11.50	CSFB LLC
8/24/2004	B	100	11.45	CSFB LLC
8/24/2004	S	4,300	11.49	CSFB CAPITAL LLC
8/25/2004	S	9,500	11.48	CSFB LLC
8/25/2004	B	300	11.49	CSFB LLC
8/25/2004	S	200	11.50	CSFB LLC
8/25/2004	S	300	11.49	CSFB LLC
8/25/2004	S	500	11.48	CSFB LLC
8/25/2004	S	1,100	11.48	CSFB LLC
8/25/2004	B	100	11.50	CSFB LLC
8/25/2004	B	200	11.49	CSFB LLC
8/25/2004	B	500	11.50	CSFB LLC
8/25/2004	B	2,300	11.50	CSFB LLC
8/25/2004	S	100	11.50	CSFB LLC
8/25/2004	S	10,600	11.47	CSFB CAPITAL LLC
8/26/2004	B	200	11.50	CSFB LLC
8/26/2004	S	900	11.48	CSFB LLC
8/26/2004	S	5,700	11.48	CSFB LLC
8/26/2004	S	500	11.43	CSFB LLC
8/26/2004	S	200	11.44	CSFB LLC
8/26/2004	B	300	11.42	CSFB LLC
8/26/2004	S	200	11.46	CSFB LLC
8/26/2004	S	300	11.47	CSFB LLC
8/26/2004	B	500	11.46	CSFB LLC
8/26/2004	S	100	11.41	CSFB LLC
8/26/2004	B	7	11.43	CSFB LLC

TRADE DATE	BUY (“B”)/SELL (“S”)	QUANTITY	PRICE	ENTITY
8/26/2004	S	6,600	11.48	CSFB CAPITAL LLC
8/27/2004	S	2,872	11.82	CSFB LLC
8/27/2004	B	300	11.79	CSFB LLC
8/27/2004	B	400	11.77	CSFB LLC
8/27/2004	S	8,700	11.79	CSFB LLC
8/27/2004	S	200	11.84	CSFB LLC
8/27/2004	S	1,328	11.80	CSFB LLC
8/27/2004	B	100	11.80	CSFB LLC
8/27/2004	S	8,700	11.80	CSFB CAPITAL LLC
8/30/2004	S	9,000	11.62	CSFB LLC
8/30/2004	S	500	11.61	CSFB LLC
8/30/2004	B	200	11.69	CSFB LLC
8/30/2004	S	1,000	11.60	CSFB LLC
8/30/2004	B	200	11.60	CSFB LLC
8/30/2004	S	300	11.59	CSFB LLC
8/30/2004	S	200	11.61	CSFB LLC
8/30/2004	B	2,000	11.54	CSFB LLC
8/30/2004	S	757	11.54	CSFB LLC
8/30/2004	S	1,000	11.59	CSFB LLC
8/30/2004	S	100	11.59	CSFB LLC
8/30/2004	S	1,300	11.60	CSFB CAPITAL LLC
8/31/2004	S	50	11.52	CSFB LLC
8/31/2004	B	200	11.44	CSFB LLC
8/31/2004	S	4,750	11.43	CSFB LLC
8/31/2004	S	250	11.44	CSFB LLC
8/31/2004	B	300	11.50	CSFB LLC
8/31/2004	S	500	11.45	CSFB LLC
8/31/2004	S	1,900	11.46	CSFB LLC
8/31/2004	S	300	11.43	CSFB LLC
8/31/2004	S	500	11.61	CSFB LLC
8/31/2004	S	100	11.41	CSFB LLC
8/31/2004	B	500	11.63	CSFB LLC
8/31/2004	B	50	11.52	CSFB LLC
8/31/2004	S	143	11.42	CSFB LLC
8/31/2004	S	2,700	11.40	CSFB LLC
8/31/2004	S	100	11.41	CSFB LLC
8/31/2004	B	100	11.45	CSFB LLC
8/31/2004	B	50	11.52	CSFB LLC
8/31/2004	S	5,300	11.43	CSFB CAPITAL LLC
9/1/2004	B	1,000	12.19	CSFB LLC
9/1/2004	B	200	12.16	CSFB LLC
9/1/2004	B	5,700	12.15	CSFB LLC
9/1/2004	B	300	12.19	CSFB LLC
9/1/2004	S	300	12.14	CSFB LLC
9/1/2004	S	200	12.15	CSFB LLC
9/1/2004	S	100	12.18	CSFB LLC

TRADE DATE	BUY (“B”)/SELL (“S”)	QUANTITY	PRICE	ENTITY
9/1/2004	B	100	12.15	CSFB LLC
9/1/2004	B	300	12.16	CSFB CAPITAL LLC
9/2/2004	B	600	11.03	CSFB LLC
9/2/2004	S	4,800	11.07	CSFB LLC
9/2/2004	S	600	11.06	CSFB LLC
9/2/2004	B	200	11.05	CSFB LLC
9/2/2004	B	23,600	11.04	CSFB LLC
9/2/2004	S	9,000	11.07	CSFB LLC
9/2/2004	S	1,500	11.12	CSFB LLC
9/2/2004	S	757	11.00	CSFB LLC
9/2/2004	S	9,000	11.06	CSFB CAPITAL LLC
9/3/2004	S	2,300	10.99	CSFB LLC
9/3/2004	B	400	11.04	CSFB LLC
9/3/2004	B	5,300	11.00	CSFB LLC
9/3/2004	S	1,500	10.98	CSFB LLC
9/3/2004	S	5,100	10.99	CSFB LLC
9/3/2004	B	300	11.01	CSFB LLC
9/3/2004	B	300	11.02	CSFB LLC
9/3/2004	B	2,000	10.99	CSFB LLC
9/3/2004	S	6,686	10.99	CSFB LLC
9/3/2004	B	1,500	10.99	CSFB LLC
9/3/2004	S	1,200	11.01	CSFB LLC
9/3/2004	S	300	11.00	CSFB LLC
9/3/2004	S	44	11.02	CSFB LLC
9/3/2004	S	100	11.00	CSFB LLC
9/3/2004	S	757	11.03	CSFB LLC
9/3/2004	B	100	11.01	CSFB LLC
9/3/2004	S	100	10.99	CSFB LLC
9/3/2004	B	2,300	10.99	CSFB LLC
9/3/2004	S	5,100	11.00	CSFB CAPITAL LLC
9/7/2004	B	1,800	11.19	CSFB LLC
9/7/2004	S	9,300	11.04	CSFB LLC
9/7/2004	S	2,650	11.02	CSFB LLC
9/7/2004	S	5,400	11.13	CSFB LLC
9/7/2004	B	600	11.03	CSFB LLC
9/7/2004	B	200	11.17	CSFB LLC
9/7/2004	S	500	11.11	CSFB LLC
9/7/2004	S	2,400	11.17	CSFB LLC
9/7/2004	B	4,100	11.18	CSFB LLC
9/7/2004	S	1,700	11.13	CSFB LLC
9/7/2004	B	700	11.03	CSFB LLC
9/7/2004	B	300	11.10	CSFB LLC
9/7/2004	S	200	11.01	CSFB LLC
9/7/2004	S	2,650	11.02	CSFB LLC
9/7/2004	S	4,600	11.17	CSFB LLC
9/7/2004	B	4,600	11.17	CSFB LLC

TRADE DATE	BUY (“B”)/SELL (“S”)	QUANTITY	PRICE	ENTITY
9/7/2004	S	9,300	11.02	CSFB CAPITAL LLC
9/8/2004	S	2,500	11.04	CSFB LLC
9/8/2004	S	9,200	10.97	CSFB LLC
9/8/2004	S	4,800	10.99	CSFB LLC
9/8/2004	S	300	10.98	CSFB LLC
9/8/2004	S	400	11.00	CSFB LLC
9/8/2004	B	2,300	11.04	CSFB LLC
9/8/2004	S	4,343	10.98	CSFB LLC
9/8/2004	S	1,200	10.99	CSFB LLC
9/8/2004	B	4,800	11.04	CSFB LLC
9/8/2004	S	2,500	11.03	CSFB LLC
9/8/2004	B	600	10.99	CSFB LLC
9/8/2004	B	100	11.00	CSFB LLC
9/8/2004	S	757	11.05	CSFB LLC
9/8/2004	B	100	11.04	CSFB LLC
9/8/2004	B	2,500	11.04	CSFB LLC
9/8/2004	S	9,200	10.98	CSFB CAPITAL LLC
9/9/2004	S	2,100	11.08	CSFB LLC
9/9/2004	B	1,700	11.08	CSFB LLC
9/9/2004	B	700	11.04	CSFB LLC
9/9/2004	S	6,100	11.02	CSFB LLC
9/9/2004	S	3,043	11.01	CSFB LLC
9/9/2004	S	6,800	11.04	CSFB LLC
9/9/2004	S	1,700	11.07	CSFB LLC
9/9/2004	S	500	11.08	CSFB LLC
9/9/2004	B	400	11.04	CSFB LLC
9/9/2004	B	2,800	11.04	CSFB LLC
9/9/2004	S	2,500	11.01	CSFB LLC
9/9/2004	S	300	11.03	CSFB LLC
9/9/2004	B	300	11.08	CSFB LLC
9/9/2004	S	757	11.01	CSFB LLC
9/9/2004	B	100	11.12	CSFB LLC
9/9/2004	B	2,100	11.08	CSFB LLC
9/9/2004	S	6,100	11.03	CSFB CAPITAL LLC
9/10/2004	S	400	11.06	CSFB LLC
9/10/2004	B	600	11.09	CSFB LLC
9/10/2004	B	3,500	11.06	CSFB LLC
9/10/2004	S	6,000	11.09	CSFB LLC
9/10/2004	B	200	11.09	CSFB LLC
9/10/2004	B	2,160	11.08	CSFB LLC
9/10/2004	S	3,548	11.07	CSFB LLC
9/10/2004	S	8,500	11.08	CSFB LLC
9/10/2004	B	3,248	11.08	CSFB LLC
9/10/2004	B	700	11.08	CSFB LLC
9/10/2004	S	100	11.08	CSFB LLC
9/10/2004	B	540	11.11	CSFB LLC

TRADE DATE	BUY (“B”)/SELL (“S”)	QUANTITY	PRICE	ENTITY
9/10/2004	S	6,000	11.08	CSFB CAPITAL LLC
9/13/2004	B	6,100	11.45	CSFB LLC
9/13/2004	S	800	11.53	CSFB LLC
9/13/2004	S	2,000	11.51	CSFB LLC
9/13/2004	B	3,529	11.54	CSFB LLC
9/13/2004	S	400	11.30	CSFB LLC
9/13/2004	B	500	11.53	CSFB LLC
9/13/2004	B	28,400	11.41	CSFB LLC
9/13/2004	S	5,400	11.53	CSFB LLC
9/13/2004	S	26,600	11.51	CSFB LLC
9/13/2004	B	1,000	11.43	CSFB LLC
9/13/2004	B	500	11.44	CSFB LLC
9/13/2004	B	500	11.57	CSFB LLC
9/13/2004	S	5,400	11.52	CSFB CAPITAL LLC
9/14/2004	B	12,116	11.69	CSFB LLC
9/14/2004	B	3,800	11.69	CSFB LLC
9/14/2004	B	1,100	11.69	CSFB LLC
9/14/2004	B	300	11.68	CSFB LLC
9/14/2004	B	1,200	11.69	CSFB LLC
9/14/2004	B	3,800	11.70	CSFB LLC
9/14/2004	B	1,000	11.68	CSFB LLC
9/14/2004	S	300	11.69	CSFB LLC
9/14/2004	B	100	11.70	CSFB LLC
9/14/2004	B	100	11.70	CSFB LLC
9/14/2004	B	757	11.69	CSFB LLC
9/14/2004	B	300	11.70	CSFB LLC
9/14/2004	B	100	11.70	CSFB LLC
9/14/2004	S	200	11.60	CSFB LLC
9/14/2004	B	4,100	11.69	CSFB CAPITAL LLC
9/15/2004	B	800	11.67	CSFB LLC
9/15/2004	B	700	11.68	CSFB LLC
9/15/2004	S	400	11.67	CSFB LLC
9/15/2004	B	800	11.69	CSFB LLC
9/15/2004	B	10,400	11.67	CSFB LLC
9/15/2004	B	5,929	11.68	CSFB LLC
9/15/2004	B	2,800	11.69	CSFB LLC
9/15/2004	B	100	11.67	CSFB LLC
9/15/2004	B	757	11.69	CSFB LLC
9/15/2004	S	100	11.68	CSFB LLC
9/15/2004	B	4,000	11.69	CSFB CAPITAL LLC
9/16/2004	B	2,500	11.68	CSFB LLC
9/16/2004	B	1,500	11.68	CSFB LLC
9/16/2004	B	1,000	11.68	CSFB LLC
9/16/2004	B	7,155	11.68	CSFB LLC
9/16/2004	B	3,000	11.68	CSFB LLC
9/16/2004	B	1,800	11.68	CSFB LLC

TRADE DATE	BUY (“B”)/SELL (“S”)	QUANTITY	PRICE	ENTITY
9/16/2004	B	100	11.67	CSFB LLC
9/16/2004	B	757	11.67	CSFB LLC
9/16/2004	B	200	11.67	CSFB LLC
9/16/2004	S	100	11.67	CSFB LLC
9/16/2004	B	4,400	11.68	CSFB CAPITAL LLC
9/17/2004	B	500	11.69	CSFB LLC
9/17/2004	B	200	11.69	CSFB LLC
9/17/2004	B	1,500	11.69	CSFB LLC
9/17/2004	S	800	11.69	CSFB LLC
9/17/2004	S	4,100	11.68	CSFB LLC
9/17/2004	S	1,700	11.68	CSFB LLC
9/17/2004	B	3,600	11.69	CSFB LLC
9/17/2004	B	7,500	11.68	CSFB LLC
9/17/2004	B	4,100	11.69	CSFB LLC
9/17/2004	B	1,800	11.69	CSFB LLC
9/17/2004	S	600	11.69	CSFB LLC
9/17/2004	B	3,800	11.69	CSFB LLC
9/17/2004	S	100	11.69	CSFB LLC
9/17/2004	B	62	11.69	CSFB LLC
9/17/2004	B	100	11.69	CSFB LLC
9/17/2004	S	2,300	11.69	CSFB LLC
9/17/2004	B	2,950	11.68	CSFB LLC
9/17/2004	B	500	11.68	CSFB LLC
9/17/2004	B	757	11.68	CSFB LLC
9/17/2004	B	4,600	11.69	CSFB CAPITAL LLC
9/20/2004	B	1,000	11.63	CSFB LLC
9/20/2004	B	1,900	11.61	CSFB LLC
9/20/2004	B	1,900	11.61	CSFB LLC
9/20/2004	S	1,000	11.63	CSFB LLC
9/20/2004	B	1,800	11.62	CSFB LLC
9/20/2004	B	900	11.62	CSFB LLC
9/20/2004	B	1,700	11.60	CSFB LLC
9/20/2004	S	100	11.60	CSFB LLC
9/20/2004	B	757	11.64	CSFB LLC
9/20/2004	S	1,000	11.63	CSFB LLC
9/20/2004	B	4,100	11.60	CSFB CAPITAL LLC
9/21/2004	S	1,000	11.62	CSFB LLC
9/21/2004	B	500	11.61	CSFB LLC
9/21/2004	B	800	11.60	CSFB LLC
9/21/2004	S	2,100	11.62	CSFB LLC
9/21/2004	B	19,400	11.64	CSFB LLC
9/21/2004	S	700	11.63	CSFB LLC
9/21/2004	S	5,200	11.61	CSFB LLC
9/21/2004	S	600	11.62	CSFB LLC
9/21/2004	S	1,800	11.61	CSFB LLC
9/21/2004	B	2,800	11.61	CSFB LLC

TRADE DATE	BUY (“B”)/SELL (“S”)	QUANTITY	PRICE	ENTITY
9/21/2004	B	900	11.60	CSFB LLC
9/21/2004	B	100	11.60	CSFB LLC
9/21/2004	B	236	11.64	CSFB LLC
9/21/2004	S	100	11.60	CSFB LLC
9/21/2004	B	1,800	11.61	CSFB LLC
9/21/2004	S	1,800	11.61	CSFB LLC
9/22/2004	B	500	11.62	CSFB LLC
9/22/2004	S	800	11.62	CSFB LLC
9/22/2004	S	200	11.64	CSFB LLC
9/22/2004	S	3,143	11.61	CSFB LLC
9/22/2004	S	900	11.61	CSFB LLC
9/22/2004	S	8,400	11.63	CSFB LLC
9/22/2004	S	1,300	11.62	CSFB LLC
9/22/2004	S	757	11.61	CSFB LLC
9/22/2004	S	100	11.63	CSFB LLC
9/23/2004	S	900	11.64	CSFB LLC
9/23/2004	B	1,300	11.63	CSFB LLC
9/23/2004	S	1,300	11.62	CSFB LLC
9/23/2004	S	6,800	11.64	CSFB LLC
9/23/2004	S	1,843	11.65	CSFB LLC
9/23/2004	S	200	11.64	CSFB LLC
9/23/2004	S	3,600	11.64	CSFB LLC
9/23/2004	S	2,600	11.64	CSFB LLC
9/23/2004	S	757	11.64	CSFB LLC
9/23/2004	S	100	11.64	CSFB LLC
9/23/2004	B	100	11.64	CSFB LLC
9/24/2004	S	900	11.63	CSFB LLC
9/24/2004	S	3,543	11.64	CSFB LLC
9/24/2004	S	1,500	11.63	CSFB LLC
9/24/2004	S	1,400	11.63	CSFB LLC
9/24/2004	B	100	11.63	CSFB LLC
9/24/2004	B	300	11.64	CSFB LLC
9/24/2004	S	757	11.63	CSFB LLC
9/27/2004	S	1,400	11.62	CSFB LLC
9/27/2004	S	4,300	11.63	CSFB LLC
9/27/2004	S	1,300	11.63	CSFB LLC
9/27/2004	S	1,300	11.64	CSFB LLC
9/27/2004	S	2,343	11.65	CSFB LLC
9/27/2004	S	600	11.64	CSFB LLC
9/27/2004	S	757	11.65	CSFB LLC
9/28/2004	S	3,100	11.63	CSFB LLC
9/28/2004	B	9,900	11.64	CSFB LLC
9/28/2004	B	8,100	11.64	CSFB LLC
9/28/2004	S	3,900	11.63	CSFB LLC
9/28/2004	S	500	11.64	CSFB LLC
9/28/2004	B	300	11.62	CSFB LLC

TRADE DATE	BUY (“B”)/SELL (“S”)	QUANTITY	PRICE	ENTITY
9/29/2004	B	50	11.61	CSFB LLC
9/29/2004	S	3,700	11.58	CSFB LLC
9/29/2004	S	700	11.57	CSFB LLC
9/29/2004	S	11,100	11.58	CSFB LLC
9/29/2004	S	2,900	11.57	CSFB LLC
9/29/2004	S	3,029	11.58	CSFB LLC
9/29/2004	S	50	11.61	CSFB LLC
9/29/2004	S	200	11.58	CSFB LLC
9/29/2004	S	50	11.61	CSFB LLC
9/30/2004	S	1,300	11.57	CSFB LLC
9/30/2004	S	240	11.58	CSFB LLC
9/30/2004	S	1,300	11.57	CSFB LLC
9/30/2004	S	1,817	11.60	CSFB LLC
9/30/2004	S	600	11.58	CSFB LLC
9/30/2004	S	200	11.58	CSFB LLC
9/30/2004	B	1,400	11.59	CSFB LLC
9/30/2004	S	7,800	11.59	CSFB LLC
9/30/2004	S	554	11.57	CSFB LLC
9/30/2004	S	100	11.59	CSFB LLC
9/30/2004	B	1,000	11.57	CSFB LLC
10/1/2004	B	1,000	11.60	CSFB LLC
10/1/2004	S	300	11.65	CSFB LLC
10/1/2004	S	1,000	11.61	CSFB LLC
10/1/2004	S	600	11.60	CSFB LLC
10/1/2004	B	1,200	11.60	CSFB LLC
10/1/2004	B	2,700	11.61	CSFB LLC
10/1/2004	B	200	11.60	CSFB LLC
10/1/2004	B	2,100	11.60	CSFB LLC
10/1/2004	B	1,000	11.62	CSFB LLC
10/1/2004	B	300	11.62	CSFB LLC
10/1/2004	B	300	11.60	CSFB LLC
10/1/2004	S	100	11.57	CSFB LLC
10/1/2004	B	5,100	11.60	CSFB Capital LLC